UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2003

Commission File Number: 001-15116

CANADA LIFE FINANCIAL CORPORATION

(Translation of registrant's name into English)

330 University Avenue, Toronto, Ontario M5G 1R8

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐                     Form 40-F ☒

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                    No ☒

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                    No ☒

      Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                    No ☒

      If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

CANADA LIFE FINANCIAL CORPORATION

EXHIBITS TO FORM 6K

Exhibit
Press Release "Great-West Lifeco completes acquisition of Canada Life	99.1

EXHIBIT 99.1

News Release

Great-West Lifeco completes acquisition of Canada Life

Winnipeg and Toronto July 10, 2003 - Great-West Lifeco Inc. and Canada Life Financial Corporation announced today that Great-West Lifeco completed its acquisition of Canada Life.

Great-West Lifeco paid approximately: $4.2 billion in cash; 56 million Great-West Lifeco common shares; 24 million Great-West Lifeco Series E 4.80% preferred shares;

8 million Great-West Lifeco Series F 5.90% preferred shares, to holders of Canada Life Financial common shares.

Commencing on July 15, 2003, cheques and certificates representing the cash and Great-West Lifeco common and preferred shares issuable pursuant to the transaction will begin to be provided to former Canada Life shareholders entitled thereto in accordance with the delivery instructions set out in the election forms.

Great-West Lifeco has transferred all of the common shares of Canada Life Financial Corporation acquired, to its Canadian subsidiary, The Great-West Life Assurance Company, which holds all of the shares of Canada Life Financial Corporation.

Private placement

Great-West Lifeco completed the previously announced private placement issuance of 21,301,523 (approx. $800 million) common shares from treasury to a subsidiary of Power Financial Corporation and 2,662,690 (approx. $100 million) common shares to Investors Group Inc. in support of this transaction. This news release does not constitute an offer to sell or the solicitation of an offer to buy shares of Canada Life Financial Corporation or Great-West Lifeco Inc.

Great-West Lifeco

Great-West Lifeco Inc. (TSX:GWO) is an international financial services holding company, with interests in the life insurance, health insurance, retirement savings, and reinsurance businesses. The company has operations in Canada and internationally through The Great-West Life Assurance Company, London Life Insurance Company and The Canada Life Assurance Company, and in the United States through Great-West Life & Annuity Insurance Company and The Canada Life Assurance Company. Together, the companies serve the financial security needs of more than 14 million people, and have $160 billion in assets under administration, as of year-end 2002.

Great-West is a member of the Power Financial Corporation group of companies.

Canada Life

The Canada Life Assurance Company, a subsidiary of The Great-West Life Assurance Company, and a member of the Power Financial Corporation group of companies, provides insurance and wealth management products and services through its offices located in Canada, the United States, the United Kingdom, the Republic of Ireland, Germany, Brazil, Bermuda and Hong Kong. Founded in 1847 as Canada's first domestic life insurance company, Canada Life had total assets under administration in excess of $68 billion, as of year-end 2002.

For information please contact:

Marlene Klassen
Director, Media and Public Relations
Great-West Lifeco Inc.
100 Osborne St. North
Winnipeg, MB R3C 1V3
Tel: (204) 946-7705
E-mail: marlene.klassen@gwl.ca

Brian Lynch
Vice President, Investor Relations and Corporate Communications
Canada Life Financial Corporation
Tel: (416) 597-1440, ext. 6693
E-mail: brian_lynch@canadalife.com

SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADA LIFE FINANCIAL CORPORATION

(Registrant)

Date: July 10, 2003	By: /s/ Roy W. Linden

Roy W. Linden Secretary and Chief Compliance Officer